Compass Group Diversified Holdings LLC
Sixty One Wilton Road
Westport, Connecticut 06880
April 10, 2008
VIA FACSIMILE (202-772-9205) and EDGAR
Mr. Larry Spirgel
Assistant Director
Mail Stop 3720
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compass Diversified Holdings Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”), filed March 14, 2008, File No. 000-51937
Dear Mr. Spirgel:
On behalf of Compass Diversified Holdings (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below are our responses to the comments provided by the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in a letter dated April 1, 2008. For your convenience, we have set forth each of the Staff’s comments in bold, italic typeface followed by our responses. References to “we,” “us,” “our” and “Registrant” refer to the Trust and the Company collectively. All responses are those of the Trust and the Company only
Terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Annual Report.
Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, pages 85-94
1.	We note your presentation and discussion of the combined financial results of operations of Advanced Circuits, Aeroglide, American Furniture, Anodyne, and HALO for the fiscal years ended December 31, 2007 and 2006. Please explain to us, in detail, how you derived these combined financial statements and your basis in using them in your discussion of your results of operations. We believe a presentation and/or discussion of results of operations that is based upon combined financial information derived from merely combining financial information from pre and post acquisition periods, without reflecting all relevant pro forma adjustments as required by Article 11 of Regulation S-X, is inappropriate. If you have determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate and will enhance the discussion, then pro forma financial information prepared in accordance with Article 11 of Regulation S-X should be included in the filing. Also, disclosure should be provided to clearly explain how the pro forma presentation was derived, why you believe the presentation is useful, and any potential risks associated with using such presentation.
Our presentation and discussion of the results of operations of each of our reporting units compares full year historical operating results for each of our reporting units (segments) for fiscal 2007 and 2006. None of the segments were owned by the Company for the entire two-year period (2006 through 2007). The segments were purchased on four separate dates beginning May 16, 2006 through August 31, 2007.

The comparative results of operations of each of our segments were derived from combining the disaggregated operating results from the Company’s consolidated results of operations from our date of acquisition combined with the results of operations for the period of time prior to our acquisition on a segment by segment basis. In addition, we did not include one-time costs incurred by the segment that were incurred solely as a result of its sale to us. An example of this is management bonuses that were incurred and paid by the segment resulting from its sale to us.
It is the Staff’s position that providing “combined “ results of operations in lieu of pro-forma results of operations for comparative, combined, pre and post acquisition periods is inappropriate. We do not believe that our discussion on the results of operations for each of the segments is inappropriate and further, we do not believe that a pro-forma presentation, as suggested by the Staff, of the results of operations for the purpose of comparing year over year comparisons would be: (i) more meaningful, (ii) more transparent, or (iii) easier to understand.
In deciding on the content of our MD&A we sought to focus on material information by discussing key performance indicators at each of our segments that management uses to manage the business and that we felt would be material to our investors. Having identified the key performance indicators we then needed to put them into a context (format) where they could be clearly and simply analyzed and discussed. The format we chose was year over year comparisons. The challenge (issue) is that we didn’t own these businesses for the entire period being discussed and analyzed in our MD&A. We clearly disclosed this fact in our opening paragraph. We believe our presentation of results of operations in the manner selected is consistent with the objectives of MD&A and the SEC’s guidance on how to achieve those objectives. The instructions to Item 303 of Regulation S-K provide that “[g]enerally, the discussion shall cover the three year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the registrant’s judgment enhance a reader’s understanding.” [Emphasis added.]
Pro-forma adjustments to the financial tables included in MD&A, as suggested by the Staff, would consist of a (i) an immaterial amount of additional depreciation expense resulting from the new basis of fixed assets as a result of our acquisition, (ii) additional management fees as a result of our management agreement, and (iii) additional amortization expense resulting from the intangible assets recognized and/or stepped up as a result of the purchase price allocation, all in the pre-acquisition period. These pro-forma adjustments would have no impact on the key performance indicators that we were focusing on. We purposely break out management fees and intangible asset amortization in these financial schedules in order for our investors and financial readers to be able to easily calculate operating income without these items included. Pro-forma adjustments that would have the effect of decreasing operating income by increasing these line items gets us to the same place. But, even though it may get us to the same place as far as what we want to convey to our investors and other financial readers of the MD&A, the additional disclosure surrounding the pro-forma adjustments per Article 11 of S-X in our opinion would not add any additional meaningful disclosure because the omitted amounts are not material to an understanding of our key performance indicators, and furthermore are highlighted as specific discussion items in our current MD&A discussion. For example, amortization of intangible assets is discussed as a comparative item in each of the acquired businesses results of operations discussion. From this discussion, we believe a reasonable investor is able to ascertain the comparability between periods being discussed in the results of operations discussion.

We recognize that a combination of pre- and post-acquisition results when there has been a change in basis may affect, to some extent the comparability between periods; however, we do isolate the items affecting that comparability and discuss them in our MD&A. We do not believe that discussing results of operations and key performance indicators based on pro-forma adjustments will provide a better understanding of our businesses for the reasons discussed herein.
Many of these themes have been re-emphasized in the SEC’s most recent interpretive release regarding MD&A, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation” [Release Nos. 33-3850; 34-48960; FR-72] (the “Interpretive Release”). From the outset, this release makes clear that MD&A must reflect management’s perspective on its business:
MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective.
The manner in which our MD&A presents the operating results of our business is, we believe, consistent with the objectives articulated in the Interpretive Release.
We propose, however, to address the Staff’s concern by adding additional explanatory language to the lead-in paragraph to the discussion of our results of operation in our MD&A in future periodic filings to clarify the basis and methodology of presentation, the risks associated with the presentation and the fact that the results presented do not agree with the consolidated results of operations.
Financial Statements and Notes
Note E – Business Segment Data
2.	Refer to footnote (2) to the Profit of business segment table on page F-21. Please explain to us your basis for excluding from your computations of segment profit, charges relating to purchase accounting adjustments.
Per SFAS 131 paragraph 29, the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment.
Purchase accounting adjustments, represent depreciation and amortization on the “stepped-up” basis of certain fixed assets and intangible assets resulting from the purchase price allocation to assets acquired and liabilities assumed in accordance with SFAS 141, that were not “pushed down” to the reportable operating segment relating to our 2006 acquisitions. These purchase accounting adjustments are carried in the corporate books and are not included in any measure of assets or profit and loss reporting used by the chief operating decision maker of the Company.

3.	Refer to Goodwill and identifiable assets of business segments table on page F-22. We note that you assigned goodwill of $20.1 million to “Corporate Level” as of December 31, 2007. Please explain to us your GAAP basis in assigning goodwill to “Corporate Level” as it does not appear to be a reporting unit as defined under paragraph 30 of SFAS 142. We also refer you to guidance under paragraphs 34-35 of SFAS 142 for assigning goodwill to reporting units.
Per SFAS 131 paragraph 29, as discussed above, the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing an enterprise’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker. Similarly, only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment.
Goodwill carried at the “Corporate Level” in footnote E represents the excess of the cost of our 2006 acquisitions over the amounts assigned to assets acquired and liabilities assumed which was not “pushed-down” to the reportable operating segment. This goodwill is in fact recorded at the corporate level and is not included on any measure of asset analysis or profit and loss reporting used by our chief operating decision maker.
For purposes of our annual goodwill impairment test, in accordance with SFAS 142, the $20.1 million in goodwill, (together with the purchase accounting adjustments), are allocated to the appropriate reporting unit (operating segment). In future periodic filings, we propose to note this fact in the segment table that “corporate” goodwill is allocated back to the appropriate reporting unit for purposes of our impairment testing.
4.	Please disclose geographical financial information as required by paragraph 38 of SFAS 131.
Foreign source revenue was approximately $31 million and $12.5 million in fiscal 2007 and 2006 respectively. This represents approximately 3.4% of 2007 consolidated revenue, and 3.0% of 2006 consolidated revenue. On page F-20 we make the following statement, “...the Company’s consolidated revenue, which are primarily from sales within the United States...”
Assessing what is material is always a matter of judgment. Both qualitative and quantitative viewpoints were considered. From a quantitative perspective, we believe that, in an assessment of materiality for enterprise-wide disclosures, it was reasonable to use a 10 percent test similar to those discussed in SFAS 131, paragraph 18. As such, we do not believe that foreign source revenues were material for disclosure beyond the disclosure already provided.
Note O. – Related Party Transaction, page F-32
5.	We note that you acquired 47.3% of the outstanding capital stock of Anodyne, representing approximately 69.8% of the voting power of all Anodyne stock. Please disclose and explain to us how you hold 69.8% of the voting rights in Anodyne when you acquired only 47.3% of its equity interests.
Anodyne has three series of stock outstanding: Series A Common Stock, Series B Common Stock and Series A Convertible Preferred Stock. The holders of Series A Common Stock are entitled to 5 votes per share and the holders of Series B Common Stock and Series A Preferred Stock are entitled to 1 vote per share. The Company holds all outstanding shares of the Series A Common Stock as well as a majority of the outstanding shares of the Series A Preferred Stock. As a result, the Company holds a higher percentage of the voting rights in Anodyne than its percentage of the outstanding capital stock of Anodyne.

In connection with this response to the Staff’s comments, please be advised that the Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing,(ii) Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that you will find our responses to the comments of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact James J. Bottiglieri at (203) 221-1703.

Sincerely,

/s/ James J. Bottiglieri
James J. Bottiglieri
Chief Financial Officer

5